FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2010
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

14th Floor, Daerung Post Tower 2nd
182-13 Guro-Dong Goru-Gu
Seoul, Korea 152-790
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item
1.	Decision on Calling Shareholders’ Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	April 19, 2010	By:	/s/ Chang Keun Kim
			Name:	CHANG KEUN KIM
			Title:	Chief Executive Officer

Decision on Calling Shareholders’ Meeting

1. Date and Time	Date	28 May 2010
	Time	AM 8:30
2. Place		Guro-gumin Meeting hall, Euisadang-Gil 12, Guro-dong 101, Guro-gu, Seoul, Rep. of Korea
3. Agenda and Key Issues		Matters requiring resolution Agenda No 1. Approval of Merger Agreement with NHN Games Co., Ltd. Agenda No 2. Amendments of Articles of Incorporation
4. Date of Board of Directors Resolution		19 April 2010
- Outside Directors in Attendance	Number Present	3
	Number Absent	-
- A uditors in Attendance( on Audit Committee who are not outside Directors)		Attended
5. Other		-
		※ Relevant Disclosure	16 April 2010